INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 20, 2023

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) (File Nos. 333-191476 and 811-022894) on behalf of the AXS Sustainable Income Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 12, 2023, regarding Post-Effective Amendment No. 369 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) with respect to the AXS Sustainable Income Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s registration statement (the “Amendment”) that will be filed separately.

GENERAL

1.

Please provide the Registrant’s written responses to the Commission for review at least five business days prior to the filing of the Amendment.

Response: The Registrant will provide the responses to the Commission for review in advance, as requested.

SUMMARY SECTION

Fees and Expenses Table

2.	In Footnote 1 to the Fees and Expenses Table, please confirm that the contractual expense limitation agreement for the Fund is effective for at least one year from the effective date of the Fund’s Registration Statement.

Response: The Registrant confirms that the contractual expense limitation agreement for the Fund will be effective through January 31, 2024.

3.	The Fund’s principal investment strategies indicate that the Fund may invest in exchange-traded funds (“ETFs”). Please confirm whether any acquired fund fees and expenses (“AFFE”) need to be added to the Fees and Expenses Table.

Response: The Registrant confirms that, although the Fund may invest in ETFs as part of its principal strategy, the Fund’s use of ETFs is not initially expected to result in AFFE that is greater than one basis point of average net assets of the Fund; therefore, no AFFE line item is currently necessary in the Fees and Expenses Table.

Performance

4.	Please update the performance information contained in the bar chart and average annual total expenses table to reflect information as of December 31, 2022.

Response: The Registrant has updated the performance information shown in the bar chart and average annual total expenses table to reflect performance information as of December 31, 2022.

Principal Investment Strategies

5.	The staff restates the Commission’s position that the term “Sustainable” suggests either (i) investment in environmentally friendly companies (i.e., companies that produce renewable resources or reduce depletion of nonrenewable resources); or (ii) investment in issuers with strong ESG (Environmental Social and Governance) policies. Funds with the terms “Sustainable” or “Sustainability” in their names should have an 80% policy of investing in either environmentally friendly companies or issuers with strong ESG policies pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant respectfully declines to incorporate an 80% policy with respect to the Fund’s investments in environmentally friendly companies or companies with strong ESG policies. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the Commission stated in the adopting release that Rule 35d-1 does not apply to a fund name that connotes a type of investment strategy. The Registrant believes the term “sustainable” in the Fund’s name does not identify a type of investment or industry, but rather indicates that the Fund employs an investment strategy that seeks to identify Next Economy™ companies, which are publicly traded companies that, in the view of the Fund’s sub-advisor, are creating or enabling solutions to major sustainability systemic risks (including but not limited to climate change, resource degradation and scarcity, widening inequality and resulting erosion of social cohesion, and costs associated with human disease). Accordingly, the Registrant does not believe it is required to incorporate an 80% policy with respect to the Fund’s investments in environmentally friendly companies or companies with strong ESG policies. The Registrant further notes that a number of other funds include the term “ESG” in their name and do not have an 80% policy in their prospectuses relating to their investments in ESG companies.

The Registrant also notes that in the Commission’s request for public comment on the framework for addressing names of registered investment companies and business development companies, governed by section 35(d) of the 1940 Act (the “Request”), the Commission indicates its observation that some funds appear to treat terms such as “ESG” as an investment strategy (to which Rule 35d-1 (the “Names Rule”) does not apply) and accordingly do not impose an 80% investment policy, while others appear to treat “ESG” as a type of investment (which is subject to the Names Rule).[1] The Registrant also notes that in the Request, the Commission seeks input from the industry on, among other things, whether the Names Rule should apply to terms such as “ESG” or “sustainable.”

[1]	See Request for Comments on Fund Names, Investment Company Act Release No. 33809 (March 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf.

6.	In the third paragraph it indicates that Green Alpha Advisors, LLC (“Green Alpha”) maintains a list of Next Economy™ companies from multiple industries and economic sectors derived from a proprietary set of qualitative and quantitative criteria. Please provide additional, more detailed disclosure regarding the quantitative and qualitative criteria used by Green Alpha, including any thresholds (e.g., revenues).

Response: The Registrant has added the following sentence to the end of the third paragraph in the Fund’s principal investment strategy to add more detailed information regarding Green Alpha’s criteria as follows:

Green Alpha’s bottom-up quantitative fundamental analysis evaluates each company’s financial condition and seeks to identify quality companies that: (i) are high growth companies as indicated by sales growth and a decrease from current price/earnings ratios to forward price/earnings ratios as revenues and earnings grow, (ii) have compelling valuations for proven and expected growth, within acceptable levels of risk, (iii) have strong balance sheets, and (iv) demonstrate capital stewardship as reflected in the rate of return on invested capital and the company’s capital allocation priorities.

MORE INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies

7.

Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

8.	It appears that the first sentence of the second paragraph under “Fund Expenses” contained in the SAI is incomplete. Please review and revise accordingly.

Response: The Registrant has revised the sentence as follows:

The Advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that the total annual Fund operating expenses (excluding, as applicable, any taxes, leverage interest, brokerage commissions, dividend expenses on short sales, acquired fund fees and expenses as determined in accordance with Form N-1A, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed ~~to~~ the limit set forth in the Expense Table in the Prospectus (the “expense cap”).

* * * * *

 The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com.

/s/ DIANE J. DRAKE

Diane J. Drake
Secretary

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